04015079

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43546

MAR 01 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 North Front Street, Suite 300
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Schindler, CPA 614-255-3348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKR Longanbach Giusti, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broad St.	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James F. Laird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Hill Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

LOIS A. HUSTON
Notary Public, State of Ohio
My Commission Expires 04-15-07

Signature

President

Title

Notary Public

Lois A. Huston Exp. 4-15-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND HILL SECURITIES, INC.
(A wholly owned subsidiary of
Diamond Hill Capital Management, Inc.)

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2003 and 2002

BKR LONGANBACH GIUSTI, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA
ALVIN J. MCKENNA, JR., CPA
JAY R. MEGLICH, CPA

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

Board of Directors
Diamond Hill Securities, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Diamond Hill Securities, Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

January 22, 2004

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 614/469-9989 FAX
www.lgkh.com

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 45,431	$ 353,070
Deposits with clearing broker	75,000	75,000
Investment portfolio	15,075	30,855
Accounts receivable, trade	53,177	32,080
Accounts receivable, parent	56,293	-
Prepaid commissions	94,772	25,966
Computer equipment, net of accumulated depreciation of $6,881 at 2003 and $5,325 at 2002	2,838	5,686
Deposits and other	1,471	834
Total assets	$ 344,057	$ 523,491

LIABILITIES

	2003	2002
Accounts payable and accrued expenses	$ 17,690	$ 33,533
Accounts payable, parent	-	54,994
Total liabilities	17,690	88,527

SHAREHOLDER'S EQUITY

	2003	2002
Common shares, $1 stated value, 500 shares authorized, issued and outstanding	500	500
Additional paid-in capital	519,600	519,600
Retained (deficit) earnings	(193,733)	(85,136)
Total shareholder's equity	326,367	434,964
Total liabilities and shareholder's equity	$ 344,057	$ 523,491

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the periods ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Management fees and commissions	$ 301,375	$ 369,797
Investment profits (losses)	(3,736)	(34,720)
Dividend income	4,081	6,300
Interest and other income	5,781	11,021
Total revenues	307,501	352,398
Expenses:		
Salaries, benefits and payroll taxes	72,587	374,538
Commissions	90,385	61,448
Professional fees	202,406	221,172
General and administrative	50,720	214,573
Total expenses	416,098	871,731
Net Loss	$ (108,597)	$ (519,333)

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended December 31, 2003 and 2002

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 500	$ 519,600	$ 434,197	$ 954,297
Net loss	-	-	(519,333)	(519,333)
Balance at December 31, 2002	500	519,600	(85,136)	434,964
Net loss	-	-	(108,597)	(108,597)
Balance at December 31, 2003	$ 500	$ 519,600	$ (193,733)	$ 326,367

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the periods ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities:		
Net loss	$ (108,597)	$ (519,333)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss (gain) on investment portfolio	-	25,942
Depreciation and amortization expense	2,116	4,627
Loss on disposal of computer equipment	732	1,518
(Increase) decrease in operating assets:		
Investment portfolio	15,780	112,182
Accounts receivable, trade	(21,097)	12,033
Prepaid commissions	(68,806)	(11,736)
Deposits and other	(637)	3,755
Increase (decrease) in operating liabilites:		
Accounts payable and accrued expenses	(15,843)	(7,911)
Net cash used in operating activities	(196,352)	(378,923)
Cash Flows from Financing Activities:		
Advances from (to) parent	(111,287)	72,403
Net Decrease in Cash	(307,639)	(306,520)
Cash, Beginning of Period	353,070	659,590
Cash, End of Period	$ 45,431	$ 353,070

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>ORGANIZATION</u>

Diamond Hill Securities, Inc. (DHS)(the Company) is a wholly owned subsidiary of Diamond Hill Capital Management, Inc. (DHCM) which is a wholly owned subsidiary of Diamond Hill Investment Group, Inc. (DHIG). DHS is an NASD registered broker-dealer and registered with the Securities and Exchange Commission and the securities commissions of six states (including Ohio). DHS trades securities on a fully disclosed basis and clears customer transactions through an unaffiliated broker-dealer, which also maintains the customer accounts. DHS is also a registered investment adviser and offers advisory accounts to institutional and individual investors. DHS serves as the investment adviser to the Diamond Hill Bank & Financial Fund, an open-end mutual fund.

Note 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The following represents the major accounting policies of the Company:

a. <u>Basis of Accounting</u> – The Company's financial statements are prepared on the accrual basis of accounting.

b. <u>Cash</u> – The Company has defined cash as demand deposits and money market accounts. DHS maintains cash in three accounts with two financial institutions.

c. <u>Accounts Receivable</u> – The Company records accounts receivables when they are due and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry, and the financial stability of those individuals that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2003 or 2002.

d. <u>Securities Valuation</u> – Securities traded on the national securities markets and securities not traded on the national securities markets, but with readily ascertainable market values, are recorded at market value. Realized and unrealized gains and losses are included in investment profits.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

e. Computer Equipment – The Company carries computer equipment at cost. Depreciation is provided using the straight-line method for financial reporting purposes with estimated useful lives of five years. For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of computer equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

f. Revenue and Expense Recognition – The Company records revenues and expenses (commissions and clearing costs) directly related to securities transactions on a trade date basis.

g. Federal Income Tax - The Company and its Parent file a consolidated federal income tax return. Income tax expense is allocated on the basis of taxable income. Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes relating primarily to differences between the basis of the investment portfolio and computer equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

h. Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including deposits with the clearing broker, accounts receivable, the investment portfolio and prepaid commissions, are carried at amounts that approximate fair value. Similarly, liabilities, including accounts payable and accrued expenses, are carried at amounts approximating fair value.

Note 3 - INVESTMENT PORTFOLIO

Securities held at December 31, 2003 and 2002 are classified as trading. As of December 31, 2003, there were no unrealized gains or losses associated with these trading securities. As of December 31, 2002, unrealized losses associated with these trading securities amounted to $14,118.

Note 4 - REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $107,386 and $355,043 as of December 31, 2003 and 2002, respectively, which was in excess of net capital required by NASD of $50,000 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 and 2002 was .16 to 1 and .68 to 1, respectively.

The Company does not carry customer accounts but rather transacts customer activity through its clearing broker. Accordingly, DHS is exempt from the provisions of the customer segregation requirements (Rule 15c3-3) of the Securities and Exchange Commission.

Note 5 - ADVANCES – RELATED PARTY

During the ordinary course of business, DHS and its parent, Diamond Hill Investment Group, Inc. (DHIG), share operating expenses. These shared expenses are allocated based on a ratio of personnel.

Note 6 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Pursuant to an agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. DHS is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations. The Company manages this risk by requiring customers to have sufficient cash in their account before a buy order is executed and to have the subject securities in their account before a sell order is executed. The Company has not incurred any losses from customers unable to fulfill contractual obligations.

In the normal course of business, the Company periodically sells securities not yet purchased (short sales) for its own account and writes options. The establishment of short positions and option contracts exposes the Company to off-balance sheet market risks since, in the event of price changes, DHS may be obligated to cover such positions at a loss. At December 31, 2003 and 2002, the Company had no short security positions, had not written any option contracts, and did not own any options. The Company did not experience any credit losses due to the failure of any counterparts to perform during the periods ended December 31, 2003 or 2002. Senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, trading strategies and hedging strategies on a daily basis.

Note 7 - FEDERAL INCOME TAXES

Use of the net operating loss generated in 2003 and 2002 has been transferred to the parent company and the consolidated income tax return. DHS's deferred tax benefit attributed to the net operating loss has been offset by a valuation allowance as it is not known if the loss will be utilized.

As of December 31, 2003, the consolidated Companies have net operating loss carryforwards of approximately $7,300,000. These losses will expire in 2015 through 2023. Any future changes in control may limit the availability of the losses.

DIAMOND HILL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net Capital		
Total Shareholder's Equity	$	326,367
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated liabilities		326,367
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers		47,823
Receivable from parent		56,293
Securities not readily marketable		15,075
Computer equipment, net		2,838
Other assets		96,243
Net capital before haircuts on securities position		108,095
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and commercial paper		-
U.S and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		709
Undue concentrations		-
Net capital	$	107,386

DIAMOND HILL SECURITIES, INC.

SCHEDULE I - Continued

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses	$	17,690
Other		-
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other		-
Total aggregate indebtedness	$	17,690
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement at 6-2/3%	$	1,179
Minimum set net capital requirement	$	50,000
Excess net capital	$	57,386
Excess net capital at 1,000%	$	105,617
Ratio: Aggregate indebtedness to net capital		.16 to 1

There were no differences between net capital as reported by the Company on its unaudited FOCUS Report for December 31, 2003 and the amount calculated above.

DIAMOND HILL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2002 under the following section:

(k)(2)(b) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name - Mesirow Financial, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Diamond Hill Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Diamond Hill Securities, Inc. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons. Recording of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

January 22, 2004